UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GOODRICH PETROLEUM CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	76-0466193
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

801 Louisiana, Suite 700 Houston, Texas
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The classes of securities to be registered hereby are the common stock, par value $0.01 per share (the “Common Stock”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Registrant”).

General

The Registrant was formed and its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 22, 1996. A restated Certificate of Incorporation (the “Restated Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on January 31, 1997.

As previously reported, on April 15, 2016, the Registrant and its subsidiary, Goodrich Petroleum Company, L.L.C. (the “Subsidiary” and, together with the Registrant, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) for reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases were jointly administered under the caption In re Goodrich Petroleum Corporation, et. al (Case No. 16-31975). On August 12, 2016, the Debtors filed the proposed First Amended Joint Chapter 11 Plan of Reorganization (as amended, modified, or supplemented from time to time, the “Plan”). On September 28, 2016, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law and Order Approving the Disclosure Statement and Confirming the Debtors’ First Amended Joint Chapter 11 Plan of Reorganization (the “Confirmation Order”), which approved and confirmed the Plan, as modified by the Confirmation Order, which is included as Exhibit 99.1 hereto and is incorporated herein by reference. On October 12, 2016 (the “Plan Effective Date”), the Debtors satisfied the conditions of the Confirmation Order and the Plan became effective.

On the Plan Effective Date, all existing shares of old common stock of the Registrant were cancelled pursuant to the Plan, and the Registrant issued (i) 5,757,500 shares of Common Stock, pro rata, to the Registrant’s former second lien noteholders and (ii) 117,500 shares of Common Stock, pro rata, to the Registrant’s former unsecured noteholders and former holders of general unsecured claims. In addition, the Registrant filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the office of the Secretary of State of the State of Delaware and adopted new Bylaws (the “Bylaws”).

The address of the Registrant’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company. The Registrant may engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

The summary in this Form 8-A of the provisions of the Registrant’s Certificate of Incorporation and Bylaws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Registrant’s Certificate of Incorporation and Bylaws, which are included as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.

Authorized Capitalization

The Registrant’s authorized capital stock consists of:

•	75,000,000 shares of Common Stock, $0.01 par value per share; and

•	10,000,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock”).

Common Stock

On April 4, 2017, 9,108,826 shares of the Registrant’s Common Stock were issued and outstanding, including 544,839 shares of the Registrant’s Common Stock issued under the Registrant’s Management Incentive Plan that are currently restricted. All outstanding shares of the Registrant’s Common Stock are fully paid and nonassessable.

In addition, on April 4, 2017, (a) 2,499,999 shares of the Registrant’s Common Stock are reserved for issuance upon the exercise of outstanding warrants at an exercise price of $0.01 per share, (b) 1,350,000 shares of the Registrant’s Common Stock are reserved for issuance upon the exercise of outstanding warrants and (c) 1,875,000 shares of the Registrant’s Common Stock are reserved for issuance upon the conversion of the Registrant’s 13.50% Convertible Second Lien Senior Secured Notes due 2019.

Dividends

Subject to preferential dividend rights of any other class or series of stock, the holders of shares of the Registrant’s Common Stock are entitled to receive dividends, including dividends of the Registrant’s stock, if, as and when declared by the Board of Directors of the Registrant (the “Board”), subject to any limitations applicable by law and to the rights of the holders, if any, of the Registrant’s Preferred Stock.

Liquidation

In the event the Registrant is liquidated, dissolved or the Registrant’s affairs are wound up, after the Registrant pays or makes adequate provision for all of the Registrant’s known debts and liabilities and pay or set aside for payment any preferential amount due to the holders of any other class or series of stock, each holder of the Registrant’s Common Stock will be entitled to share ratably in any or all assets that remain to be paid or distributed.

Voting Rights

Subject to any special voting rights of any series of Preferred Stock, for all matters submitted to a vote of stockholders, each holder of the Registrant’s Common Stock is entitled to one vote for each share registered in the holder’s name; provided, however, that except as otherwise required by law, each holder of the Registrant’s Common Stock is not entitled to vote on any amendment to the Certificate of Incorporation (including any certificates of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock, if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificates of designation relating to any series of Preferred Stock). Holders of the Registrant’s Common Stock vote together as a single class. There is no cumulative voting in the election of the Registrant’s directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Preemptive Rights

Any issuance of Common Stock, or other capital stock, and rights, convertible securities, options or warrants to purchase Common Stock or other capital stock issued subsequent to the Plan Effective Date (“New Securities”) by the Registrant or any of its subsidiaries, other than an issuance of Exempt Securities (as defined below), shall be subject to a preemptive right, granted by the Registrant to each stockholder that, together with its affiliates, holds of record at least 10% of the Common Stock then outstanding (each, a “Qualified Shareholder”), the right to purchase a pro rata share of any and all issuances, sales or distributions of New Securities proposed to be made by the Registrant or any of its subsidiaries, subject to certain requirements.

Notwithstanding the foregoing, Qualified Shareholders shall not have the right to participate in the issuance of any New Securities which are otherwise authorized to be issued in accordance with the Certificate of Incorporation (1) if such New Securities were issued as consideration in any merger, consolidation or combination with or acquisition of securities or assets of another person in exchange for New Securities, (2) if made upon conversion or exercise of any rights, convertible securities, options or warrants to purchase Common Stock or other capital stock of the Registrant, (3) if made by any subsidiary of the Registrant to the Registrant or any of its direct or indirect wholly owned subsidiaries, (4) if made as securities which are the subject of an effective registration statement, (5) if made to directors, officers, employees or consultants as compensation pursuant to any employee incentive plans or (6) if such New Securities were issued in connection with the Plan (the New Securities described in the foregoing clauses (1) through (6), “Exempt Securities”).

Limitation on Voting

Notwithstanding anything contained in the Certificate of Incorporation to the contrary, JP Morgan Securities L.L.C. (“JPMS”) and its affiliates, collectively, shall not be entitled to vote, directly or indirectly, equity securities of the Registrant representing, in aggregate, greater than 4.99% of the total combined voting power of any class of equity securities of the Registrant entitled to vote on any matter (any equity securities held by JPMS and its affiliates, collectively, in excess of such 4.99% limitation, the “Excess Voting Stock”). For the avoidance of doubt, if JPMS or any of its affiliates shall transfer any Excess Voting Stock to any other person that is not an affiliate of JPMS, the limitation set forth above shall no longer apply to such Excess Voting Stock. Excess Voting Stock may only be transferred by JPMS or any of its affiliates: (1) among or between JPMS and its affiliates, (2) in a widespread public distribution, (3) in transfers in which no transferee (or group of associated transferees) would receive from JPMS and its affiliates in such sale or transfer two percent (2%) or more of any class of voting securities of the Registrant, which for the avoidance of doubt, does not include the amount of securities already owned by such transferee (together with its affiliates or group of associated transferees) prior to such transfer, (4) to an underwriter for the purpose of conducting a widespread public distribution of the voting securities of the Registrant, (5) to the Registrant, or (6) to a transferee that would control more than fifty percent (50%) of the voting securities of the Registrant without any transfer of Excess Voting Stock from JPMS or its affiliates.

Other Rights and Restrictions

Subject to the preferential rights of any other class or series of stock, all shares of the Registrant’s Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of the Registrant’s Common Stock have no conversion, or sinking fund or redemption rights. The Registrant’s Certificate of Incorporation and Bylaws do not restrict the ability of a holder of the Registrant’s Common Stock to transfer the holder’s shares of the Registrant’s Common Stock.

The rights, powers, preferences and privileges of holders of the Registrant’s Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the Registrant’s outstanding Preferred Stock and of any series of Preferred Stock which the Registrant may designate and issue in the future.

Nonvoting Equity Securities

Notwithstanding anything contained in the Registrant’s Certificate of Incorporation to the contrary, the Registrant will not issue nonvoting equity securities to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code, 11 U.S.C. § 1123 (“Section 1123”), and the Registrant will provide, as to any classes of securities possessing voting power, an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends; provided, however, that this prohibition (i) will have no effect beyond that required by Section 1123, (ii) will have effect, if any, only for so long as such Section 1123 is in effect and applicable to the Registrant and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect.

The summaries above of selected provisions of the Registrant’s Common Stock and Preferred Stock are qualified entirely by the provisions of the Registrant’s Certificate of Incorporation, the Registrant’s Bylaws, and the Registrant’s debt agreements. You should read the Registrant’s Certificate of Incorporation, the Registrant’s Bylaws, and the Registrant’s debt agreements.

Registration Rights Agreements

Franklin Registration Rights Agreement

Pursuant to the Plan, on the Plan Effective Date, the Registrant entered into a registration rights agreement (the “Franklin Registration Rights Agreement”) with Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), pursuant to which, among other things, the Registrant agreed to file with the Securities and Exchange Commission (the “Commission”) within 60 days after the Plan Effective Date a registration statement for a shelf registration for the offer and resale of all Registrable Securities (as defined in the Franklin Registration Rights Agreement) held by Franklin, on a delayed or continuous basis.

At any time during the Shelf Period (as defined in the Franklin Registration Rights Agreement), the certain holders may request, to sell all or any portion of their Registrable Securities (as defined in the Franklin Registration Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Franklin Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

The foregoing description of the Franklin Registration Rights Agreement is qualified in its entirety by reference to such Franklin Registration Rights Agreement, which is included as Exhibit 4.1 hereto and is incorporated herein by reference.

Notes Registration Rights Agreement

On the Plan Effective Date, the Registrant entered into a registration rights agreement (the “Notes Registration Rights Agreement”) with each entity identified as a Shenkman Purchaser on Appendix A to the Purchase Agreement (collectively, the “Shenkman Purchasers”), CVC Capital Partners (acting through such of its affiliates to managed funds as it deems appropriate), J.P. Morgan Securities LLC (acting through such of its affiliates or managed funds as it deems appropriate), Franklin Advisers, Inc. (as investment manager on behalf of certain funds and accounts), O’Connor Global Multi-Strategy Alpha Master Limited and Nineteen 77 Global Multi-Strategy Alpha (Levered) Master Limited (collectively, and together with each of their successors and assigns, the “Notes Purchasers”), pursuant to which the Registrant agreed to file with the Commission within 120 days following the Plan Effective Date, a shelf registration statement for the offer and resale of the Registrable Securities (as defined in the Notes Registration Rights Agreement) held by certain holders that duly request inclusion in such registration statement within 45 days of the Plan Effective Date. The holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Notes Registration Rights Agreement. Under their underwritten offering registration rights, the holders may request to sell all or any portion of their Registrable Securities (as defined in the Notes Registration Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Notes Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

The foregoing description of the Notes Registration Rights Agreement is qualified in its entirety by reference to such Notes Registration Rights Agreement, which is included as Exhibit 4.2 hereto and is incorporated herein by reference.

Warrant Registration Rights Agreement

On the Plan Effective Date, the Registrant entered into a registration rights agreement (the “Warrant Registration Rights Agreement”) with the Notes Purchasers, pursuant to which the Registrant agreed to file with the Commission within 120 days following the Plan Effective Date, a shelf registration statement for the offer and resale of the warrants to purchase 2,499,999 shares of Common Stock held by certain holders that duly request inclusion in such registration statement within 45 days of the Plan Effective Date. The holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Warrant Registration Rights Agreement. Under their underwritten offering registration rights, the holders may request to sell all or any portion of their Registrable Securities (as defined in the Warrant Registration Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Warrant Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

The foregoing description of the Warrant Registration Rights Agreement is qualified in its entirety by reference to such Warrant Registration Rights Agreement, which is included as Exhibit 4.3 hereto and is incorporated herein by reference.

PIPE Registration Rights Agreement

On December 19, 2016, the Registrant entered into a Common Stock Subscription Agreement (the “Subscription Agreement”) with Anchorage Illiquid Opportunities V, L.P., AIO V AIV 1 Holdings, L.P., Senator Global Opportunity Master Fund LP and DCF Partners, LP (the “PIPE Purchasers”), pursuant to which the PIPE Purchasers agreed to purchase 2,272,727 shares of Common Stock (the “Private Placement”).

In connection with the closing of the Private Placement, the Registrant and the PIPE Purchasers entered into that certain Registration Rights Agreement, dated December 22, 2016 (the “PIPE Registration Rights Agreement”). Under the PIPE Registration Rights Agreement, the Registrant agreed to (1) use its reasonable best efforts to file a Registration Statement on Form S-1 (or any equivalent successor form) with the Commission no later than 90 days following the Closing Date (such filing date, the “Mandatory Shelf Filing Date”) to register the offer and resale, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, of the shares sold in the Private Placement to the PIPE Purchasers; provided, however, that if the Registrant has filed the registration statement on Form S-1 and subsequently becomes eligible to use Form S-3, the Registrant may elect, in its sole discretion, to (A) file a post-effective amendment to the registration statement converting such registration statement on Form S-1 to a registration statement on Form S-3 or (B) withdraw the registration statement on Form S-1 and file a registration statement on Form S-3, (2) use its reasonable best efforts to cause such resale registration statement to be declared effective under the Securities Act by the Commission as soon as reasonably practicable after the Mandatory Shelf Filing Date, and (3) use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (A) the date when all of the Registrable Securities (as defined in the Registration Rights Agreement) covered by such registration statement have been sold and (B) the date on which all of the purchased Shares cease to be Registrable Securities under the PIPE Registration Rights Agreement.

The foregoing is qualified in its entirety by reference to the PIPE Registration Rights Agreement, which is included as Exhibit 4.4 hereto and is incorporated herein by reference.

Preferred Stock

Under the Registrant’s Certificate of Incorporation, the Board has the authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 10,000,000 shares of Preferred Stock.

The Preferred Stock is issuable in one or more series, each with such powers, voting powers, designations, preferences, rights, qualifications, limitations and restrictions as the Board, or any committee of the Board to which such responsibility is specifically and lawfully delegated, may determine in resolutions providing for their issuance.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Registrant without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Registrant’s Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including loss of voting control to others.

As of April 4, 2017, the Registrant had no outstanding shares of Preferred Stock.

Pursuant to the Registrant’s Certificate of Incorporation, the Registrant is authorized to issue “blank check” Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Board. The Board, or any committee of the Board to which such responsibility is specifically and lawfully delegated, without further approval of the stockholders, is authorized to fix the dividend rights and terms, voting rights, conversion rights, redemption rights and terms, sinking fund provisions, liquidation preferences, restrictions upon the creation of indebtedness or issuance of additional Preferred Stock, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock.

The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of the Registrant’s Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the Registrant’s Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

Anti-Takeover Effects of the DGCL, the Certificate of Incorporation and Bylaws

Some provisions of the DGCL, the Registrant’s Certificate of Incorporation and the Registrant’s Bylaws contain provisions that could make the following transactions more difficult: acquisitions of the Registrant by means of a tender offer, a proxy contest or otherwise or removal of the Registrant’s incumbent officers and directors. These provisions may also have the effect of preventing changes in the Registrant’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Registrant’s best interests, including transactions that might result in a premium over the market price for the Registrant’s shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Registrant to first negotiate with the Registrant. The Registrant believes that the benefits of increased protection and the Registrant’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Registrant outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Certificate of Incorporation and Bylaws

Provisions of the Registrant’s Certificate of Incorporation and the Registrant’s Bylaws may delay or discourage transactions involving an actual or potential change in control or change in the Registrant’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that the Registrant’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Registrant’s Common Stock.

Among other things, the Registrant’s Certificate of Incorporation and Bylaws:

•	provide for the division of the Board into three classes, each class consisting as nearly as possible of one-third of the whole. The term of office of one class of directors expires each year; with each class of directors elected for a term of three years and until the stockholders elect their qualified successors; provided, however, that:

•	following the expiration of the initial term of the Class I Directors and until the later to occur of (i) March 30, 2020 and (ii) the date of the annual meeting of stockholders in the year 2020 (the “Warrant Holder Designation Period”), the holders of a majority of the then outstanding warrants issued to the New 2L Note Purchasers (as defined in the Plan) will be entitled to designate nominees to serve as the Class I directors to the Board (the “Warrant Holder Selected Directors”); and

•	following the expiration of the initial term of the Class II Directors and for so long as Franklin shall beneficially own greater than 10% of the total outstanding Common Stock of the Registrant (the “Franklin Designation Period”), Franklin shall be entitled to designate three nominees to serve as the Class II Directors to the Board, with it being understood that Franklin shall permanently, despite any later increase in its Common Stock ownership, no longer be entitled to designate any director nominees at such time as Franklin beneficially owns 10% or less of the total outstanding Common Stock of the Registrant.

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of Preferred Stock or certain board designation rights, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director; provided, however that:

•	if the number of Class I Directors is increased during the Warrant Holder Designation Period, the Registrant and the Board of Directors shall cause any vacancy created by such increase to be filled by an additional director designated in writing by the holders of a majority of the then outstanding warrants; and

•	if the number of Class II Directors is increased during the Franklin Designation Period, the Registrant and the Board shall cause any vacancy created by such increase to be filled by an additional director designated in writing by Franklin.

•	provide that directors may be removed be removed from office by 66 2⁄3% of the Registrant’s then outstanding voting stock; provided, however, that during the Warrant Holder Designation Period, a Warrant Holder Selected Director may be removed only for cause by the holders of at least 66 2⁄3% of the shares then entitled to vote at an election of directors;

•	provide that special meetings of the Registrant’s stockholders may only be called by the Registrant’s Chairman of the Board, Vice Chairman, Chief Executive Officer or by a majority of the directors then in office;

•	authorize the Board to adopt resolutions providing for the issuance of undesignated Preferred Stock. This ability makes it possible for the Board to issue, without stockholder approval, Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Registrant;

•	provide that the authorized number of directors may be changed only by the Board; and

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Registrant’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Registrant’s corporate secretary prior to the meeting at which the action is to be taken. Generally, for a proposal to be timely submitted for consideration at an annual meeting, notice must be delivered to the Registrant’s secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Generally, for a proposal to be timely submitted for consideration at a special meeting at which directors are to be elected, notice must be delivered to the Registrant’s secretary not earlier than the date on which public announcement of the date of such meeting is first made by the Registrant and not later than the close of business on the 15th day following the date of first public announcement. The Registrant’s Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation and the Bylaws grant to the Board the power to adopt, amend, restate or repeal the Bylaws, provided that no bylaw adopted by the stockholders may be amended, repealed or readopted by the Board if such bylaw so provides. The stockholders may adopt, amend, restate or repeal the Bylaws but only by the affirmative vote of the holders of at least 66 2⁄3% of the Registrant’s then outstanding voting stock.

No Cumulative Voting

The stockholders do not have the right to cumulate votes, as discussed further under “Common Stock—Voting Rights.”

Exclusive Forum

The Certificate of Incorporation provides that, unless the Registrant consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right of the Registrant or on its behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, stockholder or other agent of the Registrant to the Registrant or the Registrant’s stockholders, (3) any action arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Registrant shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Limitations of Liability and Indemnification Matters

The Registrant’s Certificate of Incorporation limits the liability of the Registrant’s directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to the Registrant or the Registrant’s stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

The Registrant’s Certificate of Incorporation also provides that the Registrant will indemnify the Registrant’s directors and officers to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of the Registrant’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. The Registrant’s Certificate of Incorporation also permits the Registrant to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as the Registrant’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. The Registrant has entered into indemnification agreements with each of the Registrant’s directors and officers. These agreements require the Registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant believes that the limitation of liability provision in Certificate of Incorporation and the indemnification agreements facilitates the Registrant’s ability to continue to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions in the Registrant’s Certificate of Incorporation and Bylaws may discourage the Registrant’s stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit the Registrant and the Registrant’s stockholders. A stockholder’s investment may be harmed to the extent the Registrant pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of the Registrant’s directors or officers as to which indemnification is being sought, nor is the Registrant aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for the Registrant’s Common Stock is American Stock Transfer & Trust Company.

Item 2.	Exhibits.

The exhibits listed on the Exhibit Index attached hereto are hereby incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Goodrich Petroleum Corporation

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: April 6, 2017

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of Goodrich Petroleum Corporation, dated October 12, 2016 (Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-8 (File No. 333-214080) filed on October 12, 2016).

3.2	Second Amended and Restated Bylaws of Goodrich Petroleum Corporation, dated October 12, 2016, (Incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-8 (File No. 333-214080) filed on October 12, 2016).

4.1	Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and the Holders party thereto (Incorporated by reference to Exhibit 10.7 of the Registrant’s Form 8-K (File No. 001-12719) filed on October 14, 2016).

4.2	Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and the Holders party thereto, relating to the Convertible Second Lien Notes. (Incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K (File No. 001-12719) filed on October 14, 2016).

4.3	Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and the Holders party thereto, relating to the 2L Fee Warrants (Incorporated by reference to Exhibit 10.5 of the Registrant’s Form 8-K (File No. 001-12719) filed on October 14, 2016).

4.4	Registration Rights Agreement, dated as of December 22, 2016, by and among the Registrant and the Purchasers named therein (Incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K (File No. 001-12719) filed on December 22, 2016).

99.1	Findings of Fact, Conclusions of Law, and Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization of Goodrich Petroleum Corporation and its subsidiary, Goodrich Petroleum Company, L.L.C., as entered by the Bankruptcy Court on September 28, 2016 (Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 8-K (File No. 001-12719) filed on October 3, 2016).